FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of March 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F       X         Form 40-F
                           ----------                ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                    No       X
                          ------------        ------------

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report


No.        Document

1. Press Release dated March 25th, 2004 - Cedara Successfully Completes Cdn. $50 Million Equity Financing



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                                                                 Document No. 1

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                               [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE:

Attention: Business/Financial Editors




                 Cedara Successfully Completes Cdn.$50 Million
                               Equity Financing

March 25, 2004


TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) announced today the successful completion of its offering of 5,000,000 common shares at a price of Cdn.$10.00 per share representing an aggregate amount of issue of Cdn.$50 million. The offering was made through a syndicate of underwriters. Cedara has granted the underwriters an over-allotment option to purchase up to an additional 750,000 common shares, exercisable for a period of 30 days after the closing.


Cedara intends to use these proceeds to repay bank indebtedness, for working capital purposes, and to finance future strategic acquisitions.


The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the U.S. Securities Act) or any other securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004


                                            CEDARA SOFTWARE CORP.




                                            By:  /s/ Fraser Sinclair
                                               -------------------------
                                            Fraser Sinclair
                                            Chief Financial Officer